Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (914) 967-9405

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

> **Re: Jarden Corporation**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 1-13665**

Dear Mr. Franklin:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 11

Director Compensation Table, page 11

1. Please disclose the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iv) of Regulation S-K.

2. Disclose all assumptions made in the valuation of awards in the stock and options awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management's discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, bonus and non-equity incentive plan compensation awarded to Mr. Franklin were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

4. You indicate that compensation is based on individual contributions.   Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

5. Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Use of Outside Consultants, page 19

6. Please identify the outside consultant that the compensation committee retained and discuss fully the role of the compensation consultant in determining or

recommending the amount of executive or director compensation. See Item 407(e)(3)(iii) of Regulation S-K. Please discuss fully the nature and scope of the compensation consultant's assignment and disclose the work that the compensation consultant performed for management. Identify the members of management that participate in engaging the compensation consultant.

7. To the extent that you engage in benchmarking your performance against the general industry companies, please identify those companies. See Item 402(b)(2)(xiv) of Regulation S-K. Please discuss fully how you determine the amount for each element to pay and how your decisions regarding each compensation element fit into your overall compensation objectives and affect decisions regarding other elements. Refer to Items 402(b)(1)(v) and (vi) of Regulation S-K. Please analyze why the compensation committee and compensation consultant have compared the company to the comparator groups to determine compensation amounts and discuss the results of those analyses and their effect on executive compensation. For example, disclose whether you target company pay at a certain percentile of the comparator groups. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the comparator groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Cash Compensation, page 20

8. The as-adjusted earnings per share is $0.80 higher than basic earnings per share for 2006 as reported in your annual report. Please clarify whether the compensation committee established in advance the types of adjustments it would make to earnings per share to determine the incentive compensation and discuss how adjusted earnings per share compares to reported earnings per share.

9. Clarify whether the board or compensation committee has discretion to reduce the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Equity Based Compensation, page 21

10. On page 21, you state that equity awarded to each individual is not conditioned on equity previously granted, yet you indicate on page 22 that you consider the number of unvested stock-based awards held by the executive. Please reconcile the disclosure.

Post-Employment and Other Events, page 23

11. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

Summary Compensation Table, page 24

12. You state that no amounts are shown for perquisites that do not exceed $10,000. Because you have reported perquisites in excess of $10,000 for each of the named executive officers, it is unclear why you have included a reference to this exception. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. Please advise.

13. Please describe in a footnote the methodology for computing the aggregate incremental cost of the personal use of company aircraft. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Grants of Plan-Based Awards, page 25

14. It is unclear why you have not included the restricted shares in the estimated future payouts under equity incentive plan awards column since the awards are subject to vesting based on the achievement of performance goals. Refer to Item 402(d)(2)(iv) of Regulation S-K. Similarly, please include the restricted shares in the equity incentive plan awards column of the outstanding equity awards table on page 26. See Item 402(f)(2)(ix) of Regulation S-K. Please advise.

Option Exercises and Stock Vested During Fiscal 2006, page 27

15. Please explain the relevance to your disclosure of the Alltrista Corporation long-term equity incentive plan.

Employment Agreements, page 28

16. Please disclose or tell us why you have not disclosed the budgeted EBITDA goal to which Mr. Lillie's operating bonus is subject. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause

competitive harm, please discuss further how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 30

17. You have not defined key terms such as "Cause," "Good Reason" or "Change of Control" under the agreements. Please define these terms.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel